                                                                                                                                                                       P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-7310

                                                                                                                                                                      Lex_Smith@vanguard.com

September 12, 2013

Alberto H. Zapata, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Variable Insurance Funds; File No. 33-32216

Dear Mr. Zapata,

The following responds to our conversation on September 12, 2013 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 69 that was filed on August 1, 2013 pursuant to Rule 485(a).

Comment 1:   Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-7310 with any questions or comments regarding the above response.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Alexander F. Smith

Associate Counsel